SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934

                         HALLWOOD REALTY PARTNERS, L.P.
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                                (Name of Issuer)

                        Units of Limited Partner Interest
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                         (Title of Class of Securities)

                                    40636T203
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                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  May 11, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box [ ].

CUSIP No. 40636T203

1.   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Persons:

     The Hallwood Group Incorporated              51-0261339
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]              (b) [ ]

3.   SEC Use Only
                    ------------------------------------------------------------

4.   Source of Funds (See instructions)             00
                                        ----------------------------------------

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization              Delaware
                                             -----------------------------------

                                 7.  Sole Voting Power          330,432 Units
                                                              ------------------
         Number of Units         8.  Shared Voting Power              0
         Beneficially Owned by                                ------------------
         Each Reporting Person   9.  Sole Dispositive Power     330,432 Units
         With                                                 ------------------
                                10.  Shared Dispositive Power         0
                                                              ------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  330,432 Units
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12.  Check if the  Aggregate  Amount  in Row 11  Excludes  Certain  Shares  (See
     Instructions)   [ ]

13.  Percent of Class Represented by Amount in Row 11.

                                     20.8 %
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14.  Type of Reporting Person (See Instructions):

                                       CO
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                                  Schedule 13D

This Amendment No. 8 to Schedule 13D amends the Schedule 13D, filed July 24, 1993, as previously amended (the "Schedule 13D), by the Hallwood Group Incorporated, a Delaware corporation and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used by not defined herein have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Hallwood's Schedule 13D previously filed.

Item 1.  Security and Issuer.

                  No material changes

Item 2.  Identity and Background.

                  No material changes

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable

Item 4.  Purpose of Transactions.

                  Pursuant to an agreement dated May 5, 1999 (the "Agreement") among The Hallwood Group Incorporated ("Hallwood"), Epsilon Trust, of which Mr. Brian M. Troup and certain family members are beneficiaries (the "Trust") and Mr. Brian M. Troup, Hallwood, the Trust and Mr. Troup agreed to separate their interests. On December 21, 1999, all conditions to the completion of the transactions contemplated by the Agreement were satisfied. Pursuant to a Unit Purchase Agreement effective May 11, 2000 by and among Hallwood Realty Partners, L.P. ("HRP"), Brian Troup and the successor to the Trust, HRP purchased 82,608 units of the HRP owned by the successor to the Trust. See Item 6 for a discussion of the terms of the Agreement.

                  Hallwood holds the units of limited partnership interest of HRP (the "Units") for investment. Hallwood may, subject to market conditions and other factors deemed relevant by it, purchase additional Units from time to time in open market purchases, privately negotiated transactions or otherwise.

                  Hallwood intends to review, on a continuing basis, its investment in the Units and Hallwood's business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions. Hallwood may in the future take such actions with respect to its investment in the Units as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Units or disposing of the Units it now holds or hereafter acquires.

                  Hallwood has not formulated any plans or proposals of the type referred to in clauses (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  As of the date of this filing, Hallwood directly owns 330,432 Units, representing approximately 20.8% of the outstanding Units. Pursuant to the Agreement, Hallwood transferred 82,608 Units to the Trust. Under the Agreement, the Trust granted Hallwood an irrevocable proxy as to the 82,608 Units transferred to the Trust and, therefore, Hallwood was deemed to have sole voting power with respect to such Units. Also under the Agreement, the Trust granted Hallwood a right to purchase such Units for six months after the transfer of such Units and a right of first refusal with respect to the Units thereafter. Therefore, Hallwood and the Trust were deemed to share dispositive power over such Units. Pursuant to a Unit Purchase Agreement effective May 11, 2000, by and among HRP, Brian Troup and the successor to the Trust, HRP purchased such Units. As a result, Hallwood no longer shares voting or dispositive power over those Units. Other than the transactions contemplated by the Agreement, no transactions in the Units of HRP have been reported by Hallwood or the executive officers or directors listed in response to Item 2 during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationship's with Respect to Securities of the Issuer.

                  None

Item 7.  Materials to Be Filed as Exhibits.

                  None

                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 23, 2000                               THE HALLWOOD GROUP INCORPORATED



                                            By:  /s/ Melvin J. Melle
                                                 -------------------------------
                                                 Melvin J. Melle
                                                 Vice President